UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Clarification Regarding Rumors or Media Reports

On June 8, 2026, certain media outlets, including Seoul Finance, reported that NVIDIA Corporation (“NVIDIA”) and SK Telecom Co., Ltd. (the “Company”) plan to collaborate in building a gigawatt-scale artificial intelligence (“AI”) cloud infrastructure in Korea using the NVIDIA DSX platform, with the Company’s first AI factory targeted to commence its operations in 2027. The Company hereby clarifies that the first AI factory planned for 2027 is not gigawatt-scale and that expansion to gigawatt-scale capacity is expected to be implemented in phases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: June 8, 2026